UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

4 Pandan Crescent #03-03

Singapore (128475)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

EXHIBIT INDEX

Exhibit 99.1 –	LightInTheBox Reports Third Quarter 2024 Financial Results - Strategic Shift to Proprietary Brand Development Drives Profitability Amidst Competitive E-commerce Landscape

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: December 10, 2024

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